United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:

CPS TECHNOLOGIES CORPORATION

2.	Name of person relying on exemption:

JOSEPH M. MANKO, JR.

HORTON CAPITAL PARTNERS FUND, LP

HORTON CAPITAL PARTNERS LLC

HORTON CAPITAL MANAGEMENT, LLC

3.	Address of person relying on exemption:

1717 Arch Street, Suite 3920

Philadelphia, PA 19103

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Horton Capital Partners Urges CPS Technologies Shareholders to Vote AGAINST Entrenched Board Candidates Grant Bennett, Thomas Culligan, Francis Hughes and Daniel Snow

•	Horton issues presentation urging fellow shareholders to send a clear message that the status quo is no longer acceptable.

•	Recent adoption of Horton’s majority voting proposal means shareholder votes carry more weight than in prior elections.

•	CPS shareholders can make their voice heard by voting “Against” the Company’s current nominees for Directors.

PHILADELPHIA, April 19, 2016 /PR Newswire/ — Horton Capital Partners Fund, LP (“Horton”), one of the largest outside shareholders of CPS Technologies Corp. (“CPS” or the “Company”) (NASDAQ: CPSH) with ownership of approximately 5% of the common stock, announced that it has published a presentation (the “Presentation”) urging the Company’s shareholders to vote “AGAINST” the Company’s current slate of Directors at the upcoming Annual Meeting of Shareholders to be held on May 5, 2017.

As outlined in its prior letters and reiterated in the presentation released today, Horton believes CPS has significant potential but has continually and significantly underperformed its comparable peer group by a differential of at least 100% over the past 1, 3, 5 and 10 years.

The Horton Fund has made significant efforts over the past several years to offer help and insight to improve the Company — yet its efforts have been courteously but firmly rebuffed by the Company. Since going public with its concerns last December, Horton has received encouraging, positive feedback from approximately 25% of the shareholder base who are also supportive of meaningful change.

This year’s shareholder vote matters more than ever as the Company has recently adopted Horton’s majority voting proposal for the election of Directors.

Horton urges CPS shareholders to send a clear message to the Board that the status quo is no longer acceptable by voting “AGAINST” the Company’s current nominees for Directors.

Links to Horton’s Public Communications

December Letter: http://thehortonfund.com/wp-content/uploads/2016/12/cpsbodletter121616Final.pdf

March Letter: http://thehortonfund.com/wp-content/uploads/2017/03/Horton-Letter-to-CPSH-BOD-03312017.pdf

April Presentation: http://thehortonfund.com/wp-content/uploads/2017/04/Horton-Presentation-to-CPSH-Shareholders-April-2017.pdf

About Horton Capital Partners Fund, LP

Horton Capital Partners Fund, LP is an investment firm making concentrated investments in undervalued and under-appreciated small and micro-capitalization public companies. The Fund seeks to identify value-creation opportunities and work with management teams and Boards to enhance growth and shareholder returns.

Investor contact:

Joe Manko (215) 399-5402

www.thehortonfund.com

Media contact:

Damien Park (215) 325-0514

www.hedgerelations.com

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Horton is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Horton.

PLEASE NOTE: Horton is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

THE HORTON FUND

Identifying opportunities to partner with management of quality, under-appreciated publicly-traded companies CPSH: The Status Quo is Unacceptable April 2017 This is not a solicitation of authority to vote your proxy. The Horton Fund is not asking for your proxy card and will not accept proxy cards if sent. Please DO NOT send us your proxy card.

Horton still believes CPS Technologies has Potential We are convinced of the long-term opportunity for CPS Horton invested in CPS Technologies because of its proven technology, participation in high growth industries, and the opportunity to better leverage the Company’s current infrastructure to expand margins. Significant growth opportunities in a Margin expansion as Company benefits variety of application areas serving large from learning curve, scale and process and growing markets requirements Reputation and history as a high quality, Company’s expansion into new market responsive manufacturer with top international markets such as Japan, Israel notch, demanding customers and China Platform for additional product application categories through internal Underappreciated by public markets R&D or M&A and Horton has made every effort over 3+ years to be helpful and collaborative Since first contact in Q3 2013, Horton’s activities have included: • Visited the company 6x • Introduced QA/QC vendor for frac ball product • Suggested numerous highly qualified BOD candidates • Introduced potential additive manufacturing partner • Proposed over 20 potential M&A partners • Introduced potential digital marketing vendor • Attended industry conferences to gain industry perspective • Introduced potential significant customer relationship • Introduced potential supply chain partner Confidential & Proprietary – Not for Distribution 1 THE HORTON FUND

Despite CPS’s Poor Performance Stock Price Performance TEV/Revenue as of 3/31/2017 as of 3/31/2017 2.50x 160% 144% 140% 120% 2.00x 100% 89% 91% Trading 85% 82% 80% 73% 1.11x below its 67% 1.50x peer 60% 56% group 41% 40% 24% 21% 18% 20% 1.00x 0% -20% -12% 0.50x -40% -34% -36% -60% -45% 0.00x -80% 1-Year 3-Year 5-Year 10-Year CPS Technologies Corporation Russell 2000 Index NASDAQ Composite Index Peer Group—Average *Peer group includes Chase Corporation, Kyocera Corp., Materion Corporation, KEMET Corporation, Rogers Corporation, Park Electrochemical Corp., II-VI Incorporated, 3M Company, Cabot Microelectronics Corporation, Kennametal Inc., and Denka Company Limited. Peer Group—Average CPS Technologies Corporation ? Despite participating in high growth (+15% CAGR) markets, CPS has SG&A as % Revenue Nearly Doubled suffered declines in revenue and share price. In fact, CPS’s relative Data Since 2010—$ in millions underperformance to its peer group is more than 100% over the last $25.0 20.0% 1, 3, 5 and 10-year periods 18.0% $20.0 16.0% ? While Horton is held at bay by the Board and management, CPS lost a 14.0% major contract and shareholder value continues to erode. $15.0 12.0% 10.0% ? CPS’s revenue valuation has declined as shareholders lose confidence $10.0 8.0% and patience 6.0% $5.0 4.0% ? New initiatives have been reactive, slow and ineffective. Unfortunately, 2.0% over the past 6 years, SG&A as a percent of revenue has nearly $- 00% . doubled while revenue performance has been morose Revenue SG&A SG&A % of Revenue (Right Axis) Source: Capital IQ Confidential & Proprietary – Not for Distribution THE HORTON FUND

Performance has Swooned and Shareholder Value has been Destroyed

Poor Company Performance:



Recent Trends, the slide continues
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$-
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Q1-15
Q2-15
Q3-15
Q4-15
Q1-16
Q2-16
Q3-16
Q4-16
Revenue
Gross Margin

Poor Investor Returns:



Stock Price Performance
Since 12/31/2015
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
Dec-2015
Jan-2016
Feb-2016
Mar-2016
Apr-2016
May-2016
Jun-2016
Jul-2016
Aug-2016
Sep-2016
Oct-2016
Nov-2016
Dec-2016
Jan-2017
Feb-2017
Mar-2017
Horton sends letter to CPSI's Board of Directors

- *"__There are no accolades for surviving__" ... one shareholder's comment during the most recent earnings call*
- *Management continues to blame external factors for its poor performance as it resists pleas for change and transparency*
- *The BOD should hold management and itself more accountable and link compensation to tangible, measurable, reportable results*
- *Over the past 3 years (2014 thru 2016,) shareholders have lost $18 million in market capitalization while the executive team and the Board have received over $2 million in compensation (incl. equity consideration)*

Source: Capital IQ

Confidential & Proprietary – Not for Distribution

3

THE HORTON FUND

APEC 2017: Cause for Concern ? Horton attended the 2017 IEEE Applied Power Electronics Conference (APEC) in March 2017 ? APEC is the largest annual conference focused on the practical and applied aspects of power electronics, one of CPS’s most important markets ? The Applied Power Electronics sector in general is exhibiting strong growth, driven in large part by improved devices (e.g., wide band gap devices, IGBTs and superjunction MOSFETs) ? Thermal management challenges becoming increasingly demanding as customers press for better overall performance (e.g., higher power capacity, miniaturization, faster switching)... a great opportunity for thermal management solutions firms such as CPS ? However, the winning firms in this space will need to offer a breadth of cost-effective solutions to customers ? After walking the floor at APEC, viewing CPS’s booth and interacting with its competitors, it is clear that CPS is at risk of being behind on the price-performance curve and should take action to expand its application base and diversify its product portfolio ? Other industry participants are innovating quickly, expanding offerings up and down the value chain. For example, we observed that:? In addition to AlSiC, Denka offers a variety of technology solutions to meet customer needs and pricing requirements, such as Al Diamond, Al Nitride, and Si Nitride? Rogers’s Advanced Connectivity Solutions group has developed more thermally efficient substrates which, in certain applications, would obviate the need for a baseplate all together in certain applications (a potential challenge to CPS) Source: Capital IQ Confidential & Proprietary – Not for Distribution 4 THE HORTON FUND

Horton had to do something – CPS can’t afford to be complacent In December 2016, Horton finally wrote a letter to the Board of Directors expressing our frustration with the lack of performance, accountability, transparency and sense of urgency. Major themes of this letter were: 1. Adopt a More Proactive Strategic Plan, Improve Accountability and Instill a Sense of Urgency throughout CSP; 2. Think outside the Box to become a Solution Provider, Reduce Costs and Win More Business; 3. Evaluate Options for M&A (Buy or Sell); 4. Survival Should Not be an End Goal; 5. Grow the Business or Return the Cash; and 6. Strengthen the Board of Directors. Never happy to just “complain”, Horton has offered to “roll up our sleeves” and assist in the execution of each initiative. Link to the December Letter: http://thehortonfund.com/wp-content/uploads/2016/12/cpsbodletter121616Final.pdf Confidential & Proprietary – Not for Distribution THE HORTON FUND

It Seems that Horton is Not Alone Tenure Board Member % Ownership Since publishing the December Letter, it is apparent that other frustrated (years) shareholders were waiting for a lead: Grant C. Bennett 25 11.4% (CEO) • We are surprised and encouraged by the amount of positive, unsolicited Francis J. Hughes 24 17.9% feedback that we received from other shareholders Daniel C. Snow 8 0.0% • In total, including ourselves, we are aware of shareholders holding at least 25% Thomas M. of the outstanding shares who are disappointed by the Board’s and 2 0.0% Culligan* Management’s under-performance and want to see change *Independent director added in time to meet the NASDAQ up-listing requirements • Aside from Grant Bennett (CEO) and Francis Hughes (Board member), the executive management team and Board represent less than 4% of the shares Executive Tenure outstanding – how can they claim that their interests are strongly aligned with Management % Ownership (years) shareholders’ interests? (non-Board) Ralph Norwood It is clear that Horton is not a “lone wolf” – the outside shareholder base is 5 1.2% (CFO) frustrated and not supportive of the status quo. Richard Adams 29 2.3% (CTO) Reported Independent ...encouraged by the positive response, Horton has pressed on to present the voice % Ownership Shareholders >5% of the outside shareholders. Norman J. Wechsler 10.4% Horton 5.0% Confidential & Proprietary – Not for Distribution THE HORTON FUND

CPS Continues to Resist Change and Horton Continues to Push We made multiple attempts to engage leadership in a constructive dialogue but the company has rebuffed our overtures each time. Eventually Horton was informed that the company would not engage in any further “conversations” with us and was prepared to spend a significant amount of the shareholders’ funds to fight us in a potential proxy battle. We remain extremely disappointed that the Company is so entrenched that it is willing to ignore one of its largest independent shareholders, and even willing to spend hundreds of thousands of dollars of shareholders’ capital to maintain the status quo. After outright rejection by the Board of our suggested candidates and recognizing the concentration of insider ownership, we have withdrawn our formal nomination of Directors in an effort to avoid the company wasting significant shareholder money fighting reasonable advice. However, we are not giving up on trying to improve CPS and encourage other shareholders to make their voice heard by voting. Confidential & Proprietary – Not for Distribution THE HORTON FUND

The Candidates Horton Proposed that CPS Deemed “Unfit” Mitchell Herbets: Experience serving as an executive and board member in global technology companies and in depth knowledge of the technology sector would be a valuable asset to the Board. • Chairman of Thales Defense and Security, Inc., a US based technology company serving the defense and federal markets with solutions for the ground tactical, airborne and avionics, and naval/maritime elements • Member of Board of Directors of Wireless Telecom Group (NYSEMKT: WTT) • Member of the Advisory Council of the Lehigh University Electrical and Computer Engineering Department • President and Chief Executive Officer of Thales • Captain with the U.S. Army • Masters of Business Administration degree from the George Washington University, and a Bachelor of Science degree in electrical engineering from Lehigh University Thomas Coffey: Extensive experience as a senior executive and board member, as well as proven expertise in strategic planning, capital management and M&A would make him a quality addition to the Board. • Managing Director of Philly CFO providing part-time chief financial officer services to growth companies • Member of the Board of Directors of X-Nav Technologies, LLC • Director of Westmoreland Coal Co. (NASDAQ: WLB) • Partner at B2B CFO Partners, LLC • Vice President, Operations Analysis of Unisys Corporation (NYSE: UIS) • Certified Public Accountant, Bachelor of Science degree in Accounting and Finance and Masters of Business Administration degree from Drexel University Leo Linehan: Experience as an executive officer and innovator would provide the board with invaluable industry and operational expertise. • Vice President and General Manager at MacDermid-Enthone Advanced Electronic Solutions, a division of MacDermid Performance Solutions, providing solutions for micro scale circuitry challenges • Vice President and General Manager of Electronic Chemicals at OM Group Incorporated (NYSE:OMG) • Several executive and management positions, including Business Group General Manager for Growth and Global General Manager for Advanced Packaging Technologies, at Dow Electronic Materials (formerly Rohm and Haas), a segment of the Dow Chemical Company (NYSE:DOW) • Holds 14 issued U.S. patents in the fields of lithography, polymer dielectrics and plasma etch processes • Bachelor of Science in Chemistry from Rochester Institute of Technology Matthew Moynihan: Diverse managerial experience, technical depth, combined marketing and operations background, and integration skills would make him an strong asset to the Board. • Global General Manager of the Metal Organic Technologies business which manufactures metal organic pre-cursors used in light-emitting-diodes for electronics and lighting industries at Dow Electronic Materials, a segment of the Dow Chemical Company (NYSE:DOW) • Merger Integration Manager for Dow Electronic Materials working with DuPont Electronics and Communications, a segment of E. I. du Pont de Nemours and Company (NYSE: DD) • Numerous technical and commercial leadership roles across various business segments at Dow, including Global Director of Engineering for Semiconductor Lithography Technologies and Global Director of Marketing and Research for Interconnect Technologies • Holds 11 patents in the field of semiconductor wafer and printed wire board processing • Bachelor of Science in Chemical Engineering from the University of New Hampshire, and Masters of Business Administration in Entrepreneurship from Babson College Michael Howe: Experience as a senior manager at multiple global industrial companies and skills as a financial advisor, investor, investment banker and strategist would bring a unique perspective to the Board. • Founding Senior Principal at The Horton Fund • Managing Director at Mufson Howe Hunter & Company LLC, an investment banking firm specializing in financial advisory (M&A) and capital raising engagements for public and private corporations • President and Director of Investment Banking at the Susquehanna International Group, LLP • Investment Manager at Heights Capital Management, an affiliate of Susquehanna International Group, LLP • Managing Director and Director of Research/Senior Analyst, Chair of Stock Selection Committee, Member of Commitment Committee, Investment Policy Committee and Director of Wheat First Securities/Butcher & Singer, now Wells Fargo Advisors, LLC (NYSE:WFC) • Commercial and industrial experience includes engineering and finance positions held at General Electric Company (NYSE:GE), Leeds & Northrup/General Signal, and Honeywell International Inc. (NYSE:HON) • Masters of Business Administration from the Wharton School of the University of Pennsylvania, Master of Science in Systems Engineering from the Moore School of the University of Pennsylvania, and Bachelor of Science in Electrical Engineering from Villanova University Confidential & Proprietary – Not for Distribution THE HORTON FUND

Horton's Rationale for the Nomination

	Perceived Gaps in CPS Board of Directors						
	Manufacturing & Production	Executive Management	M&A	Capital Management	Capital Markets	Strategic Planning	Technology Management
Company Board Members							
Grant Bennett		X				X	
Francis Hughes			X		X		
Daniel Snow						X	X
Thomas Culligan		X				X	
Horton Proposed Board Candidates							
Mitchell Herbets	X	X	X			X	X
Thomas Coffey		X	X	X	X	X	X
Leo Linehan	X	X	X			X	X
Matthew Moynihan	X	X	X	X		X	X
Michael Howe	X	X	X	X	X	X	X

*Unfortunately, given the company's entrenched position and willingness to spend shareholder funds fighting positive suggestions, we had to withdraw our nominations. However, **the need is quite real and we plan to keep pushing for change**.*

Confidential & Proprietary – Not for Distribution 9 The Horton Fund

CPS Needs to Enter the 21st Century of Corporate Governance Thankfully CPS did decide to take one of our suggestions to apply the majority voting standard in elections. However, there are many areas of corporate governance where the Company is woefully behind good corporate governance standards. Horton suggests the following changes to align the company better with all shareholder interests and ISS guidelines: Governance Issue ISS Guideline / Best Practices Current CPSH Structure Voting Standard A majority voting standard for uncontested elections Added on 3/24/17 per Horton’s Recommendation Yes, Chairman should be separate from CEO and be Chairman No Chairman exists at Board an independent director Attain substantive share ownership by a certain time Formal Beneficial Ownership after appt. to better align their interests with those of None exist Targets shareholders Typically, a 3-committee system with Audit, Only 2 committees: Audit Committee and Board Committees Compensation and Nominating/Governance Nominating/Compensation Committee (no Committee Governance Committee) Management Incentive Pay-for-performance alignment with emphasis on Compensation and Equity Discretionary with no stated targets long-term shareholder value Grants Preliminary proxy conflicts with the Form 4s filed SEC requires disclosure of all insider trades through Insider Trading by insiders, which indicate no open market Form 4s, using the proper codes for each transaction purchases or sales Confidential & Proprietary – Not for Distribution THE HORTON FUND

Make Your Voice Heard on May 5th ? Vote “Against” for each of the current Directors at the upcoming shareholder meeting – it will send a message that shareholders are not satisfied with the status quo ? Call the company and express your frustration – we’ve heard from a lot of you directly, and the company should, too ? Encourage the company to improve its corporate governance ? Join us in Boston at the meeting on May 5th and let them know your concerns in person “…acting together, [owners] could effectively reform corporate governance at a given company, simply, by withholding their votes for directors…”—Warren Buffett Confidential & Proprietary – Not for Distribution THE HORTON FUND